

June 7, 2012

JoAnn M. Strasser, Esq.
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, Ohio 43215

>   Re: Compass EMP Funds Trust
>   File Nos. 333-181176 and 811-22696

Dear Ms. Strasser:

On May 3, 2012, you filed a registration statement on Form N-1A for the Compass EMP Funds Trust (the "Trust"). The Trust consists of 17 separate series (individually, a "Fund" and collectively, the "Funds"). Our comments are set forth below. For convenience, we generally organized our comments using the headings from the registration statement.

Please note that General Instruction 3(c)(iii) of Form N-1A allows the Trust to jointly present Items 6 through 8 for the Funds so long as the information is identical. Given the size of the prospectus we encourage you to consider this option. Also note that many of our comments apply to numerous series, but for the sake of brevity we generally make the comment only where it first appears in the registration statement.

Fund Summary – Compass EMP U.S. Large Cap 500 Volatility Weighted Fund

Fees and Expenses of the Fund

1. Please disclose in the fee table the $15 wire redemption fee. See the *How to Redeem Shares* section of the prospectus.

2. Please explain to us why the fee table has an AFFE line item, because the *Principal Investment Strategies* section does not refer to investments in other funds.

3. Footnote 2 to the fee table refers to a fee waiver and expense reimbursement agreement. Please confirm that the Fund will include this agreement as an exhibit to the registration statement and that the agreement will remain in effect for at least one year from the effective date of the registration statement. *See* Instruction 3(e) to Item 3 of Form N-1A.

Principal Investment Strategies

4. The Fund tracks the CEMP U.S. Large Cap 500 Volatility Weighted Index (the "Large Cap Index"). Please disclose the minimum market capitalization included in the Large Cap Index and explain to us why the minimum capitalization is consistent with the generally accepted definition of large capitalization companies. Also, since the Large Cap Index may be composed of less than 500 companies, please explain why the index's name is not misleading. Finally, disclose if the index is weighted toward high or low volatility securities. Based on your responses we may have additional comments.

5. The third paragraph states that the Fund may invest in index swap agreements. Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

6. The Fund's 80 percent investment policy of investing in stocks within the Large Cap Index also includes investments in index swap agreements (*i.e.* derivative investments). Please explain why index swap agreements may be included in the 80 percent basket of Large Cap Index securities. *See* Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001), http://www.sec.gov/rules/final/ic-24828.htm. Please provide a similar response for all of the Funds that include derivatives toward their respective 80 percent investment policy.

7. Please confirm to us that index swap agreements are the only type of derivative investments that the Fund intends to employ as a principal investment. If the Fund intends to employ other types of derivative investments as principal investments, please disclose these other types in this section.

8. Disclosure in this section says the Fund may invest up to 25 percent of its assets in derivatives contracts with one counterparty. Since the Fund may invest a significant amount of assets in transactions with one counterparty please provide appropriate counterparty risk disclosure in the principal risks section, including the name of the counterparty.

Principal Risks of Investing in the Fund

9. If the Fund will invest primarily in high volatility stocks, then please disclose the principal risks of these stocks. Also, given the Fund's principal investment strategies includes derivative investments, please disclose relevant liquidity risks.

Fund Summary – Compass EMP U.S. Small Cap 500 Volatility Weighted Fund

Principal Investment Strategies

10. See Comment 6 regarding the use of derivative investments toward the Fund's 80 percent investment policy.

Fund Summary – Compass EMP International 500 Volatility Weighted Fund

Principal Investment Strategy

11. The index tracked by the Fund includes companies with their headquarters in a "developed country (excluding the U.S. and emerging markets)." Please disclose the Fund's definition of "developed country" and "emerging markets."

12. See Comment 6 regarding the use of derivative investments toward the Fund's 80 percent investment policy.

Fund Summary – Compass EMP Emerging Market 500 Volatility Weighted Fund

Principal Investment Strategies

13. See Comment 6 regarding using derivative investments toward the Fund's 80 percent investment policy.

Fund Summary – Compass EMP REIT Hedged Volatility Weighted Fund

Principal Investment Strategies

14. Disclosure in this section refers to the CEMP REIT Hedged Volatility Weighted Index (the "REIT Index") as an unmanaged index, but the REIT Index employs a hedging strategy that depends on the management of the REIT Index. Please explain why the Fund refers to the index as "unmanaged" when it appears that there is some management of the index's hedging strategy.

15. Please explain how the Fund's principal investment strategy of investing primarily in the securities of Real Estate Investment Trusts ("REITs") is consistent with the Fund's concentration policy, which prohibits the Fund from investing more than 25 percent of its assets in any one industry or group of related industries.

16. Disclosure in this section says, "[d]uring a period of market decline, the Index's exposure to the market may be as low as 25% depending on the magnitude and duration of such decline."

      a. Please define the "market" referred to in this statement (*e.g.*, the REIT market).

      b. Also, please disclose the Fund's investment strategy during these periods.

      c. Finally, explain to us why the Fund investing less than 80 percent of its assets in the particular type of investment included in the Fund's name (*i.e.*, REITs) does not violate Rule 35d-1 under the Investment Company Act of 1940 (the "Company Act"). Please provide a similar response for the other "hedged" Funds (*e.g.*, U.S. Equity, U.S. Bond). We may have additional comments based on your response.

17. See Comment 6 regarding the use of derivative investments toward the Fund's 80 percent investment policy.

Fund Summary – Compass EMP U.S. Equity Hedged Volatility Weighted Fund

Principal Investment Strategies

18. See Comment 6 regarding the use of derivative investments toward the Fund's 80 percent investment policy.

Fund Summary – Compass EMP U.S. Equity Long/Short Fund

Fees and Expenses of the Fund

19. Please confirm to us that estimates of dividends paid on the Fund's short sales transactions are included in the Annual Expense section of the Summary of Fund Expenses. *See* AICPA Audit and Accounting Guide: Investment Companies ¶ 7.93.j (May 2010).

Principal Investment Strategies

20. This section's definition of equity includes futures on common stock or stock indices and swap agreements on common stock or stock indices. Please explain to us why the Fund views this definition of equity as reasonable given that it encompasses derivative investments.

21. See Comment 6 regarding the use of derivative investments toward the Fund's 80 percent investment policy.

22. Disclosure in this section says the Fund intends to invest in both long and short positions. Please disclose whether the Fund has a policy of maintaining a target ratio of long positions to short positions.

23. Additionally, please explain to us whether the Fund will count short positions as part of its 80 percent investment policy of investing in equity securities of companies that have their headquarters in the U.S. and the stock of which trades on a U.S. exchange. If the Fund will count short positions as part of its 80 percent investment policy, please explain to us how it will value those positions for purposes of meeting that policy.

24. The final sentence in this section says "[t]he Fund's adviser uses the model to attempt to achieve high, low or negative correlations to the broader equity markets." Because this is a broad range of correlation, please disclose when and why the adviser will seek each correlation.

Principal Risks of Investing in the Fund

25. Please delete the *Tracking Risks* disclosure as this Fund does not track an index.

26. Since this Fund relies on the active management of the Fund's investment adviser, please include disclosure on the risks of active management.

Fund Summary – Compass EMP International Equity Hedged Volatility Weighted Fund

Principal Investment Strategies

27. See Comment 6 regarding the use of derivative investments toward the Fund's 80 percent investment policy.

Fund Summary – Compass EMP Commodity Long/Short Strategies Fund

Principal Investment Strategies

28. Based on the description of the Fund's principal investment strategies, it appears that the Fund may be primarily engaged in buying and selling derivative instruments which are not securities under Section 2(a)(36) of the Company Act. Please provide us with your legal analysis as to whether such contracts are securities and why the Fund is an "investment company" under Section 3(a) of the Company Act. *See* Peavey Commodity Futures Fund I, II, III (pub. avail. June 2, 1983) ("In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risks of loss."). Please provide a similar analysis for the Commodity Strategies Volatility Weighted Fund and the Managed Futures Strategy Fund.

29. The first sentence in this section says the Fund's subsidiary "will invest primarily in (long and short) commodity futures as well as fixed income securities and other investments" to

cover those derivative positions. Please disclose the subsidiary's methodology for selecting investments.

30. Disclosure in this section does not mention any concentration limitations. Please explain how the Fund's principal investment strategy of investing in commodities is consistent with the Fund's concentration policy, which prohibits the Fund from investing more than 25 percent of its assets in commodities that would expose the Fund to any one industry or group of related industries (*e.g.*, Agricultural Products-Crops, Metal Mining, Crude Petroleum & Natural Gas, etc.).

31. Please explain to us the Fund's basis for treating income generated by the Subsidiary as qualifying income under Sub-Chapter M of the Internal Revenue Code in light of the decision by the Internal Revenue Service to suspend private-letter rulings for funds seeking indirect exposure to commodities. Also, please advise us if the Fund has obtained an opinion of legal counsel relative to the Fund's position. Please provide a similar analysis for the Commodity Strategies Volatility Weighted Fund and the Managed Futures Strategy Fund.

32. Disclosure in this section provides the Fund's expected "average fixed-income maturity." Since average maturity does not give an accurate description of the Fund's maturity policy, please provide the range of the Fund's dollar-weighted average portfolio maturity.

33. Disclosure in this section also provides the Fund's expected "average credit quality." Please remove this disclosure from the registration statement unless the Fund confirms that an independent rating agency has verified the calculation. If an independent rating agency has verified the calculation then please provide appropriate disclosure.

Principal Risks of Investing in the Fund

34. Based on the Fund's principal investment strategy, please include disclosure on counterparty risk and subsidiary tax risk.

Fund Summary – Compass EMP Commodity Strategies Volatility Weighted Fund

Principal Investment Strategies

35. Disclosure in this section says the CEMP Commodity Volatility Weighted Index will "limit exposure to any particular commodity to 25%."

   a. Please define commodity industries and groups of related commodity industries for purposes of the concentration policy.

   b. Also, the Fund's policy to limit exposure to any particular commodity to 25 percent would permit the Fund to investment more than 25 percent of its assets in related commodities that may be part of the same industry or group of related industries. Please explain how the Fund's principal investment strategy is consistent with the Fund's concentration policy, which prohibits the Fund from investing more than 25 percent of its assets in any one industry or group of related industries (*e.g.*, Agricultural Products-Crops, Metal Mining, Crude Petroleum & Natural Gas, etc.).

Principal Risks of Investing in the Fund

36. Given the Fund's principal investment strategies, which includes fixed-income and derivative investments, please include the following risks: (1) liquidity risk, (2) regulatory risk, and (3) subsidiary tax risk. Also, if applicable, disclose currency risk and foreign or emerging market risks.

Fund Summary – Compass EMP Managed Futures Fund

Principal Investment Strategies

37. See Comment 30 regarding the Fund's concentration policy as it applies to this Fund's commodity investments.

Fund Summary – Compass EMP U.S. Hedged Bond Fund

Principal Investment Strategy

38. The Fund's name – U.S. Hedged Bond Fund – suggests that the Fund will primarily invest in U.S. government bonds. Since U.S. government bonds are a particular type of investment, please revise the Fund's principal investment strategy to include disclosure that the Fund will invest at least 80 percent of its assets in only U.S. government bonds. *See* Rule 35d-1 under the Company Act. Currently, the Fund's 80 percent investment includes investments in bonds issued by U.S. companies and investments in other investment vehicles. Both of these types of investments are inconsistent with the Fund's name. Also, be sure that the disclosure in this section is consistent throughout. The current 80 percent investment policy appears to conflict with the first sentence of the Fund's principal strategy.

39. Please disclose the maturity or credit quality policies relating to the Fund's direct fixed-income investments.

Fund Summary – Compass EMP U.S. Enhanced Bond Fund

Principal Investment Strategy

40. See Comment 38 regarding the Fund's name and its principal investment strategy.

Principal Risks of Investing in the Fund

41. If the Fund intends to invest in pooled investment vehicles and other investment companies, then please include appropriate risk disclosure.

Fund Summary – Compass EMP International Enhanced Bond Fund

Principal Investment Strategies

42. There appears to be a conflict between the Fund's 80 percent investment policy and its principal strategy. The first sentence of the Fund's principal strategy says it will primarily invest only in "fixed-income futures related to bonds issued by foreign (non-U.S. and non-emerging markets) companies and governments." But the Fund's 80 percent investment policy states it will invest "directly in bonds issued by companies headquartered outside of the U.S. and not in emerging markets countries or foreign (non-emerging markets) government entities or agencies or indirectly in such investments through limited partnerships, limited liability companies and other types of pooled investment vehicles that primarily invest in such bonds or bond futures." Please revise the Fund's principal strategy to be consistent with its 80 percent investment policy.

Fund Summary – Compass EMP One Year Fixed Income Fund

43. Since the Fund has "one year" in its name, please revise the Fund's 80 percent investment policy to include only investments in fixed-income securities with a remaining maturity of one year.

Additional Information About Principal Investment Strategies and Related Risks

Investment Objectives

44. This section states the Funds' investment objectives are non-fundamental and may be changed without shareholder approval. Please describe who has the authority to change each Funds' investment objective (*e.g.*, the board of trustees).

Principal Investment Strategies

45. The following comments apply to more than one Fund.

a. For all index-based Funds, please provide a detailed explanation of each index's methodology for determining its volatility weighting, including an example of how the index will adjust the portfolio based on changes in a security's volatility. The example should address both an increase and decrease in a security's volatility.

b. Also for all index-based Funds, please explain how the Funds will keep their sector exposure below 25 percent (for purposes of the Funds' concentration policy) but still meet the generally accepted definition of "index" funds. If any of the Funds will invest more than 25 percent of its assets in an industry or group of related industries, please include appropriate disclosure in the principal investment strategy section and explain to us how this concentration is consistent with the Funds' fundamental policy to not concentrate in any industry.

46. **International Fund:** Disclosure in this section states "[t]he Index includes only companies with . . . sufficient liquidity based on the average volume of shares traded." Please describe what level of liquidity is sufficient and what exchange(s) will be used to determine the trade volume.

47. **Emerging Market Fund:** This section provides the REIT Fund's disclosure. Please delete and provide the appropriate disclosure for this Fund.

Management

Portfolio Managers

48. Regarding Mr. Rob Bateman, disclosure currently states that the adviser has employed him for the past five years. Please disclose the year Mr. Bateman started at the adviser.

Frequent Purchases and Redemptions of Fund Shares

49. Please describe with specificity the policies and procedures approved by the Fund's board. *See* Item 11(e)(4)(iii) of Form N-1A. The board's policies should not be open to the subjective decision making of the adviser.

Statement of Additional Information

Investment Restrictions

50. In Investment Restriction 5, disclosure says the Fund will not "[i]nvest 25% or more of the market value of its assets in the securities of companies engaged in any one industry." Please include "or group of related industries" at the end of this sentence. *See* Section 8(b) of the Company Act (referring to "a particular industry or group of industries.").

Investments and Risks - Wholly-Owned Subsidiary

Please confirm to the staff supplementally that:

    a. all subsidiary expenses are included in the fee table;

    b. the subsidiary's board of directors will sign the Trust's registration statement, and any subsequent pre-effective and post-effective amendments;

    c. the subsidiary will consent to service of process within the United States, and to examination of its books and records;

    d. the subsidiary will have the same custodian and independent auditor as the Trust;

    e. the subsidiary intends to comply with Sections 10 and 16 of the Company Act relating to the composition of its board of directors;

    f. the subsidiary's financial statements will be audited and filed with a regulatory body, such as the Securities and Exchange Commission; and

    g. the subsidiary will meet all the requirements of the Company Act to the same extent as the Fund. In particular, please confirm that the subsidiary will comply with section 8 of the Company Act relating to investment policies, section 17 relating to affiliated transactions and custody, and section 18 relating to capital structure and leverage, and with the Company Act requirements concerning pricing and accounting.

Trustee Qualifications

51. Please disclose in this section whether the chairman of the board is an interested person and provide the related disclosure required by Item 17(b)(1) of Form N-1A.

52. Please be sure to include a specific discussion of each trustees' experience and qualifications and a specific conclusion as to why that individual should serve as a trustee of the Funds. *See* Item 17(b)(10) of Form N-1A (requiring an individual-specific discussion and conclusion).

General Comments

53. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

54. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in

response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

55. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

56. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the time the Fund requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

57. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

58. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

59. Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   · the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

      If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6706.

      Sincerely,

      Bo J. Howell
      Staff Attorney